================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A

                                (Amendment No. 8)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               DELPHI CORPORATION
                               ------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    247126105
                                 --------------
                                 (CUSIP Number)

                                 Kenneth Maiman
                            Appaloosa Management L.P.
                           26 Main Street, First Floor
                                Chatham, NJ 07928
                                 (973) 701-7000
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 3, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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                                  Page 1 of 22

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Appaloosa Investment Limited Partnership I

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       22-3220838
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X]
                                                                       (b)[X](1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                27,716,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                27,716,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       60,195,781(2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.72%(2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill and UBS as described in Item 4 and footnote
     (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the Additional Investors described in Item 4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the Additional Investors.

(2) As a result of the proposal and related Investment Agreement and Plan Framework Support Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by Harbinger, Merrill and UBS. Based on information provided to the Reporting Persons, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,490,459 shares and UBS Securities LLC beneficially owns 4,539,322 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Palomino Fund Ltd.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       98-0150431
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                      (b) [X](1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                24,284,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                24,284,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       56,763,781(2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.1%(2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill and UBS as described in Item 4 and footnote
     (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the Additional Investors described in Item 4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the Additional Investors.

(2) As a result of the proposal and related Investment Agreement and Plan Framework Support Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by Harbinger, Merrill and UBS. Based on information provided to the Reporting Persons, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,490,459 shares and UBS Securities LLC beneficially owns 4,539,322 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Appaloosa Management L.P.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       22-3220835
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                      (b) [X](1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                52,000,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                52,000,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       84,479,781(2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.04%(2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill and UBS as described in Item 4 and footnote
     (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the Additional Investors described in Item 4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the Additional Investors.

(2) As a result of the proposal and related Investment Agreement and Plan Framework Support Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by Harbinger, Merrill and UBS. Based on information provided to the Reporting Persons, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,490,459 shares and UBS Securities LLC beneficially owns 4,539,322 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Appaloosa Partners Inc.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       22-3220833
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                      (b) [X](1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                52,000,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                52,000,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       84,479,781(2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.04%(2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill and UBS as described in Item 4 and footnote
     (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the Additional Investors described in Item 4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the Additional Investors.

(2) As a result of the proposal and related Investment Agreement and Plan Framework Support Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by Harbinger, Merrill and UBS. Based on information provided to the Reporting Persons, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,490,459 shares and UBS Securities LLC beneficially owns 4,539,322 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       David A. Tepper

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                      (b) [X](1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                52,000,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                52,000,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       84,479,781(2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.04%(2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill and UBS as described in Item 4 and footnote
     (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the Additional Investors described in Item 4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the Additional Investors.

(2) As a result of the proposal and related Investment Agreement and Plan Framework Support Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by Harbinger, Merrill and UBS. Based on information provided to the Reporting Persons, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,490,459 shares and UBS Securities LLC beneficially owns 4,539,322 shares.

     This Amendment No. 8 (this "Amendment") to the Schedule 13D (the "Initial
Schedule 13D") initially filed on March 16, 2006 by the Reporting Persons (as defined in the Initial Schedule 13D), as amended on August 1, 2006, August 29, 2006, December 19, 2006, January 18, 2007, March 2, 2007, March 12, 2007 and May
15, 2007 relates to the common stock, $0.01 par value per share (the "Common Stock"), of Delphi Corporation, a Delaware corporation (the "Issuer"), and is being filed to amend the Reporting Persons' previously-filed Schedule 13D as specifically set forth below.

     Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to a Reporting Person, as such term is defined in Item 2 of the Initial Schedule 13D.

     The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

ITEM 4 IS AMENDED AND RESTATED AS FOLLOWS:

     The acquisition of the shares of Common Stock that are currently beneficially owned by the Reporting Persons was for investment purposes. On March 15, 2006, in its capacity as a stockholder, Appaloosa Management L.P. ("Appaloosa") sent a letter (the "March 15th Letter") to the Issuer's board of directors expressing concerns over the current management of the Issuer in connection with the commencement and prosecution of the Issuer's case (the "Bankruptcy Proceedings") under the United States Bankruptcy Code, 11 U.S.C. Sections 101-1330 as amended and in effect on October 8, 2005 (the "Bankruptcy Code"). As described below, Appaloosa has withdrawn this letter.

     On July 31, 2006, Appaloosa and the Issuer entered into a Confidential Information, Standstill and Nondisclosure Agreement (the "Confidentiality Agreement"). The Confidentiality Agreement was attached as Exhibit 3 to the
Schedule 13D/A filed on August 1, 2006. Pursuant to the terms of the Confidentiality Agreement, the Issuer may furnish to Appaloosa certain non-public, confidential and/or proprietary information pertaining to the Issuer which is reasonably necessary in order for Appaloosa to evaluate a possible negotiated business arrangement involving the Issuer in its reorganization case under chapter 11 of the Bankruptcy Code. Subject to customary exceptions, Appaloosa agrees to keep the Evaluation Material (as defined in the Confidentiality Agreement) strictly confidential. Prior to the Release Date (as defined in the Confidentiality Agreement), unless otherwise agreed to by the Issuer in writing, Appaloosa agrees to engage in discussions and negotiate exclusively with the Issuer and its legal and financial advisors with respect to a possible negotiated business arrangement involving the Issuer. In addition, in accordance with the Confidentiality Agreement, Appaloosa has withdrawn the March 15th Letter and agreed not to take certain other actions, as more fully described in the Confidentiality Agreement.

     On August 25, 2006, Appaloosa and the Issuer entered into an amendment to the Confidentiality Agreement (the "Amendment"). The Amendment was attached as
Exhibit 6 to the Schedule 13D/A filed on August 28, 2006. Pursuant to the Amendment, in connection with certain confidential information produced and designated as "confidential" or "highly confidential" by the Debtors under various stipulations and protective orders entered into in the Issuer's reorganization case under chapter 11 of the Bankruptcy Code, that has been furnished and may continue to be furnished to certain representatives of Appaloosa (the "Litigation Material"), Appaloosa may use the Litigation Material for a Permitted Purpose (as defined in the Amendment), and the Litigation Material so used will be deemed Evaluation Material (as defined in the Confidentiality Agreement).

     On July 31, 2006, Appaloosa engaged UBS Securities LLC ("UBS") as lead financial adviser and lead capital markets provider and engaged Merrill Lynch & Co. ("Merrill Lynch") as an additional financial adviser, in each case in connection with any potential restructuring, acquisition or other transaction involving the Issuer. Pursuant to the engagement letters, the financial advisers are to be given an opportunity to participate in any debt or equity financing transaction involving the Issuer that is sponsored by Appaloosa and not financed by Appaloosa. The engagement letters were attached as Exhibits 4 and 5, respectively, to the Schedule 13D/A filed on August 1, 2006.

     Proposal Letter

     On December 18, 2006, A-D Acquisition Holdings, LLC ("ADAH") (an affiliate of Appaloosa), Dolce Investments, LLC ("Dolce") (an affiliate of Cerberus Capital Management L.P. ("Cerberus")), Harbinger Del-Auto Investment Company Ltd. ("Del-Auto") (an affiliate of Harbinger Capital Partners Master Fund I, Ltd. ("Harbinger")), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill") and UBS delivered to the Issuer a proposal, which the Issuer accepted, for a potential investment of up to $3.4 billion in the aggregate in preferred and common equity of the reorganized Issuer and a proposed reorganization framework for the Issuer (the "Proposal"). Each of ADAH, Dolce, Del-Auto, Merrill and UBS are referred to herein as the "Investors." A copy of the Proposal was attached as Exhibit 7 to the Schedule 13D/A filed on December 19, 2006.

     According to the Proposal, the Investors would enter into an Equity Purchase and Commitment Agreement (the "Investment Agreement") providing for the potential equity investment. The Proposal will terminate if, on or before January 22, 2007, (x) the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") does not issue an order reasonably satisfactory to the Investors approving and authorizing the Issuer to enter into the Investment Agreement and certain other matters, (y) the Issuer has not entered into the Investment Agreement or (z) any of the Investors determines in its sole discretion that any of the conditions contained in the Investment Agreement are incapable of being satisfied or that any of the Investors is entitled to exercise a termination right under the Investment Agreement.

     Equity Investment

     Under the terms of the Investment Agreement, on the terms and subject to the conditions of the Investment Agreement, the Investors would purchase an aggregate of $1.2 billion of convertible preferred stock and approximately $200 million of common stock in the reorganized Issuer as follows: (i) each Investor would purchase (A) for $35.00 per share, each Investor's proportionate share of 6,300,000 shares of the reorganized Issuer's new common stock (the "Direct Subscription Shares") and (B) for $35.00 per share, each Investor's proportionate share of the reorganized Issuer's new Series B Senior Convertible Preferred Stock (the "Series B Preferred Stock"); (ii) Dolce would purchase for $35.00 per share, 8,571,429 shares of the reorganized Issuer's new Series A-1 Senior Convertible Preferred Stock (the "Series A-1 Preferred Stock"); and (iii) ADAH would purchase for $35.00 per share, 8,571,429 shares of the reorganized Issuer's new Series A-2 Senior Convertible Preferred Stock (the "Series A-2 Preferred Stock", and together with the Series A-1 Preferred Stock, the "Series A Preferred Stock"). The number of Direct Subscription Shares and Series B Preferred Stock to be purchased by each Investor is set forth on Schedule 2 to the Investment Agreement.

     Additionally, on the terms and subject to the conditions of the Investment Agreement, the Investors would purchase any unsubscribed shares ("Unsubscribed Shares") of the reorganized Issuer's new common stock in connection with an approximately $2.0 billion rights offering (the "Rights Offering") that would be made available to holders of Common Stock as of a record date to be determined by the Issuer. In accordance with the Investment Agreement, the Issuer would distribute certain rights to holders of Common Stock to acquire new common stock of the reorganized Issuer subject to the effectiveness of a registration statement to be filed with the U.S. Securities and Exchange Commission, approval of the Bankruptcy Court and satisfaction of other terms and conditions. The rights, which would be transferable by the original eligible holders, would permit holders to purchase their pro rata share of new common stock of the reorganized Issuer at $35.00 per share.

     Altogether, the Investors could invest up to an aggregate of $3.4 billion in the reorganized Issuer. The Investment Agreement is subject to the completion of due diligence to the satisfaction of the Investors in their sole discretion, satisfaction or waiver of numerous other conditions (including the Issuer's achievement of consensual agreements with its U.S. labor unions and General Motors Corporation ("GM") that are acceptable to the Investors in their sole discretion) and the non-exercise by either the Issuer or the Investors of certain termination rights, all of which are more fully described in the Investment Agreement.

     The Investors would be entitled to payment of certain commitment fees and an alternate transaction fee at the times and under the circumstances set forth in the Investment Agreement.

     Plan of Reorganization Framework

     The Investors, the Issuer and GM also executed on December 18, 2006, a Plan Framework Support Agreement (the "Plan Framework Support Agreement") which contains terms pursuant to which the parties agree to support confirmation and consummation of a plan of reorganization for the Issuer which will be based on the terms contained in the Plan Framework Support Agreement (the "Plan Framework"). A copy of the Plan Framework Support Agreement was attached as
Exhibit 8 to the Schedule 13D/A filed on December 19, 2006. The Plan Framework provides for, among other things, the distributions to be made to creditors and stockholders, the treatment of GM's claims against the Issuer, the resolution of certain pension funding issues and the corporate governance of the reorganized Issuer. The Plan Framework Support Agreement as well as the economics and structure of the Plan Framework itself are conditioned on reaching consensual agreements with the Issuer's U.S. labor unions and GM. Both the Issuer and the Investors are permitted to terminate the Investment Agreement (which terminates the Plan Framework Support Agreement) if consensual agreements are not reached with the Issuer's U.S. labor unions and GM by Jan. 31, 2007.

     Corporate Governance Structure

     The Investment Agreement and the Plan Framework Support Agreement also include certain corporate governance provisions for the reorganized Issuer. Under the terms of the proposed plan, the reorganized Issuer would be governed by a 12 member board of directors, two of whom would be a new Executive Chairman and a new Chief Executive Officer and President. Pursuant to the term sheet for preferred stock attached as an Exhibit to the Investment Agreement (the "Preferred Term Sheet") and Plan Framework Support Agreement, Rodney O'Neal would be the Chief Executive Officer and President of the Issuer.

     A five member selection committee, consisting of John D. Opie, the lead independent director of the Issuer's current board of directors, a representative of each of the Issuer's two statutory committees and a representative of each of Appaloosa and Cerberus will select the company's post-emergence Executive Chairman as well as four other directors (one of whom may be from the Issuer's current board of directors). Appaloosa and Cerberus must both concur in the selection of the Executive Chairman, but do not vote on the four other directors. Each of Appaloosa and Cerberus would appoint three board members comprising the remaining six members of the reorganized Issuer's new board of directors. The new board of directors would be required to satisfy all independence requirements imposed by the relevant stock exchange on which the reorganized Issuer's common stock would be traded. Executive compensation for the reorganized Issuer must be on market terms, must be reasonably acceptable to ADAH and Dolce, and the overall executive compensation plan design must be described in the Issuer's disclosure statement and incorporated into the plan of reorganization. The holders of the Series A Preferred Stock will have certain approval rights with respect to certain significant corporate transactions such as incurring debt, transferring assets and engaging in mergers or acquisitions, as more fully described in the Preferred Term Sheet.

     Subsequent to December 18, 2006 and in connection with the Bankruptcy Proceedings, the Investors and the Issuer agreed to certain modifications to the Investment Agreement, including, but not limited to, modifications to the termination rights of the Issuer and the Investor under the Investment Agreement and the circumstances that would constitute a "change of recommendation" by the Issuer. A copy of the modified Investment Agreement was attached as Exhibit 13 to the Schedule 13D/A filed on January 18, 2007.

     Furthermore, subsequent to December 18, 2006 and in connection with the Bankruptcy Proceedings, the parties to the Investment Agreement agreed to enter into a Supplement to the Investment Agreement (the "IA Supplement") pursuant to which for so long as the official committee of unsecured creditors of the Issuer in the Bankruptcy Proceedings (the "Creditors' Committee") supports the implementation of the Investment Agreement and the Plan Framework Support Agreement and the transactions contemplated thereby, the parties to the Investment Agreement would agree to certain amendments to the Investment Agreement. In addition, the parties to the Plan Framework Support Agreement agreed to an Amendment and Supplement to the Plan Framework Support Agreement (the "PFSA Amendment and Supplement" and, the

PFSA Amendment and Supplement together with the IA Supplement, the "Supplements") pursuant to which (i) the parties to the Plan Framework Support Agreement agreed to certain amendments to the Plan Framework Support Agreement and (ii) for so long as the Creditors' Committee supports the implementation of the Investment Agreement and the Plan Framework Support Agreement and the transactions contemplated thereby, the parties to the Plan Framework Support Agreement would agree to certain additional modifications to the Plan Framework Support Agreement.

     The IA Supplement involves, among other things, (i) specified procedures for ADAH and Dolce to propose an alternative exit financing and a related termination right for the Issuer and (ii) modification of the Preferred Term Sheet to clarify that on a change of control of the Issuer, the fair market value of the Series B Preferred Stock shall not reflect the value of the governance rights attributable to the Series A Preferred Stock. The PFSA Amendment and Supplement involves, among other things, the following amendments to the Plan Framework Support Agreement that are independent of continued Creditors' Committee support: (i) a prohibition on the ability of the Issuer and the Investors to terminate the Plan Framework Support Agreement after a disclosure statement is approved and (ii) certain provisions related to interest on trade and other unsecured claims. The PFSA Amendment and Supplement also involves, among other things, certain modifications to the Plan Framework Support Agreement that are contingent on continued Creditors' Committee support that relate to the ability of the Creditors' Committee to review and consult with respect to certain documents that will be included as part of the implementation of a plan of reorganization of the Issuer and executive compensation arrangements. Copies of the Supplements were attached as Exhibits 14 and 15 to the Schedule 13D/A filed on January 18, 2007.

     On January 11 and January 12, 2007, the Bankruptcy Court held a hearing on Delphi's motion for, among other things, the approval of the Investment Agreement, the Plan Framework Support Agreement and the Supplements. On January 12, 2007, the Bankruptcy Court approved such motion and on January 18, 2007, the modified Investment Agreement and the Supplements were executed by the parties thereto.

     On February 28, 2007, the Issuer and the Investors entered into an amendment (the "Investment Agreement Amendment") to the previously disclosed Investment Agreement. Pursuant to the terms of the Investment Agreement Amendment, the date by which the Issuer, Dolce or ADAH have the right to terminate the Investment Agreement on account of the Issuer not having completed tentative labor agreements with the Issuer's principal U.S. labor unions and a consensual settlement of legacy issues with GM was extended. The Investment Agreement Amendment provides that the day-to-day right to terminate will continue beyond February 28, 2007 through a future date to be established pursuant to a 14 day notice mechanism set forth in the Investment Agreement Amendment. The Issuer, Dolce and ADAH also agreed not to exercise such termination right before March 15, 2007. The Investment Agreement Amendment also extends the deadline to make certain regulatory filings under the federal antitrust laws in connection with the framework transaction. A copy of the Investment Agreement Amendment was attached as Exhibit 16 to the Schedule 13D/A filed on March 2, 2007.

     On March 7, 2007, ADAH, Dolce, Del-Auto and UBS (the "Initial Investors") and certain third party additional investors (the "Additional Investors") entered into an agreement

(the "Additional Investor Agreement"), dated as of March 5, 2007, pursuant to which, on the terms and conditions contained therein, the Initial Investors committed to sell and the Additional Investors committed to buy a portion of any Direct Subscription Shares and Unsubscribed Shares that may be purchased by the Initial Investors pursuant to the Investment Agreement. The aggregate maximum amount of Direct Subscription Shares and Unsubscribed Shares that may be sold pursuant to the Additional Investor Agreement would be approximately 44,857,166, assuming that the Investors are required to purchase all the shares of Common Stock pursuant to the Rights Offering. Further, the Additional Investor Agreement provides that the Initial Investors will share with the Additional Investors a portion of any Standby Commitment Fee and/or Alternate Transaction Fee (as such terms are defined in the Investment Agreement) received by the Initial Investors. The Initial Investors expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the Additional Investors. A copy of the form of Additional Investor Agreement was attached as Exhibit 17 to the Schedule 13D/A filed on March 12, 2007.

     On May 10, 2007, pursuant to Section 9(a)(v) of the Investment Agreement, Appaloosa and the Issuer entered into an amendment to the Confidentiality Agreement (the "Second Amendment"). A copy of the Second Amendment was attached as Exhibit 18 to the Schedule 13D/A filed on May 15, 2007.

     On July 3, 2007, pursuant to Section 9(a)(v) of the Investment Agreement, Appaloosa and the Issuer entered into an amendment to the Confidentiality Agreement (the "Third Amendment"). A copy of the Third Amendment is attached hereto as Exhibit 19.

     Except as described in this Item 4 or otherwise described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the Investment Agreement and the Plan Framework Support Agreement, each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of the Confidentiality Agreement), any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

     This Amendment is not a solicitation for votes on the Issuer's plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer's plan of reorganization.

ITEM 6 IS AMENDED AND RESTATED AS FOLLOWS:

     On July 31, 2006, Appaloosa and the Issuer entered into a Confidential Information, Standstill and Nondisclosure Agreement. Harbinger is also a party to the Confidentiality Agreement.

     On July 31, 2006, Appaloosa engaged UBS as lead financial adviser and lead capital markets provider and engaged Merrill Lynch as an additional financial adviser, in each case in connection with any potential restructuring, acquisition or other transaction involving the Issuer. Pursuant to the engagement letters, the financial advisers are to be given an opportunity to participate in any debt or equity financing transaction involving the Issuer that is sponsored by Appaloosa and not financed by Appaloosa. Harbinger is also a party to these engagement letters.

     On August 25, 2006, Appaloosa and the Issuer entered into an amendment to the Confidential Information, Standstill and Nondisclosure Agreement. Harbinger is also a party to such amendment.

     On December 18, 2006 (i) the Investors delivered the Proposal to the Issuer, which the Issuer accepted and (ii) the Investors, the Issuer and GM entered into the Plan Framework Support Agreement. Concurrent with the delivery of the Proposal, Appaloosa, Harbinger and Merrill entered into a limited partnership agreement (the "Limited Partnership Agreement") in connection with the establishment of DEL A-2 L.P. (the "Partnership"). Pursuant to the Limited Partnership Agreement, an entity wholly-owned by AMLP is the general partner of the Partnership. Merrill and entities affiliated with Appaloosa and Harbinger will be limited partners of the Partnership. Harbinger provided a commitment letter regarding its affiliate's obligations as a limited partner. Pursuant to the Limited Partnership Agreement, if Series A-2 Preferred Stock is purchased by ADAH, it would be sold to the Partnership at a purchase price equal to that paid by ADAH and the Limited Partners would make an investment in the Partnership, and be entitled to participate in distributions on account of, and proceeds in respect of, the Series A-2 Preferred Stock.

     In addition, concurrent with the delivery of the Proposal, (1) Appaloosa and Cerberus entered into an agreement regarding the allocation of certain potential liabilities in connection with any breach of the Investment Agreement and (2) Appaloosa, Harbinger, UBS and Merrill entered into a similar agreement.

     On January 18, 2007, after approval by the Bankruptcy Court, (i) the Investors and the Issuer entered into the Investment Agreement and the IA Supplement and (ii) the Investors, the Issuer and GM entered into the PFSA Amendment and Supplement.

     On February 28, 2007, the Investors and the Issuer entered into the Investment Agreement Amendment.

     On March 7, 2007, the Initial Investors and the Additional Investors entered into the Additional Investor Agreement.

     On May 10, 2007, Appaloosa and the Issuer entered into an amendment to the Confidential Information, Standstill and Nondisclosure Agreement. Harbinger is also a party to such amendment.

     On July 3, 2007, Appaloosa and the Issuer entered into an amendment to the Confidential Information, Standstill and Nondisclosure Agreement. Harbinger is also a party to such amendment.

                                      * * *

     Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2007

                                                 APPALOOSA INVESTMENT LIMITED
                                                 PARTNERSHIP I

                                                 By: APPALOOSA MANAGEMENT L.P.,
                                                 Its General Partner

                                                 By: APPALOOSA PARTNERS INC.,
                                                 Its General Partner


                                                 By: /s/ David A. Tepper
                                                     ---------------------------
                                                 Name:  David A. Tepper
                                                 Title: President

                                                 PALOMINO FUND LTD.

                                                 By: APPALOOSA MANAGEMENT L.P.,
                                                 Its Investment Adviser

                                                 By: APPALOOSA PARTNERS INC.,
                                                 Its General Partner


                                                 By: /s/ David A. Tepper
                                                     ---------------------------
                                                 Name:  David A. Tepper
                                                 Title: President

                                                 APPALOOSA MANAGEMENT L.P.

                                                 By: APPALOOSA PARTNERS INC.,
                                                 Its General Partner


                                                 By: /s/ David A. Tepper
                                                     ---------------------------
                                                 Name:  David A. Tepper
                                                 Title: President

                                                 APPALOOSA PARTNERS INC.


                                                 By: /s/ David A. Tepper
                                                     ---------------------------
                                                 Name:  David A. Tepper
                                                 Title: President

                                                 /s/ David A. Tepper
                                                 -------------------------------
                                                 David A. Tepper

                                  EXHIBIT INDEX

Exhibit No.   Description
-----------   ------------------------------------------------------------------
19            Third Amended Confidential Information, Standstill and
              Nondisclosure Agreement, by and among Appaloosa Management L.P.,
              Harbinger Capital Partners Master Fund I, Ltd. and Delphi
              Corporation, dated July 3, 2007

                                 Page 22 of 22